Exhibit 77Q(1)

May 29, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Cadogan Opportunistic Alternatives Fund, LLC (the “Registrant”), and, under the date of May 23, 2008 we reported on the financial statements of the Registrant as of March 31, 2008 and for the period from August 1, 2007 (commencement of operations) to March 31, 2008.  On December 3, 2008, we resigned as the Registrant’s principal accountants. We have read the Registrant’s statements included under Sub-Item 77K of its Form N-SAR dated May 29, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that on May 6, 2009, the Audit Committee and the Board of Directors of the Registrant approved the appointment of Eisner LLP as its principal accountants.

Very Truly Yours,

KPMG LLP